Exhibit 10.13
EMPLOYMENT AGREEMENT
THIS EMPLOYMENT AGREEMENT, (“Agreement”) made effective as of the 3rd day of June, 2010 by and between ASI Technology Corporation, a Nevada corporation, having its principal place of business at 4215 Fashion Square Blvd., Suite 3, Saginaw, Michigan 48603, and herein referred to as the “Company” and Joel Robertson, herein referred to as the “Executive”.
RECITALS:
WHEREAS, the Company desires to employ the Executive to assume the position of President and Chief Executive Officer of the Company; and
WHEREAS, the Company believes it to be important to its future prosperity and to its general interest to obtain assurance concerning the Executive’s employment and to provide the Executive with reasonable remuneration arrangements; and
WHEREAS, the parties desire to enter into this written Employment Agreement to clearly define and clarify the terms of Executive’s employment as President and Chief Executive Officer of the Company.
IN CONSIDERATION of the foregoing, the mutual covenants contained herein and other valuable consideration, the parties agree as follows:
1. Employment. The Company hereby employs the Executive and the Executive hereby accepts employment as President and Chief Executive Officer of the Company on the terms and conditions hereinafter set forth.
2. Term of Employment. The term of employment hereunder shall commence effective as of June 3, 2010 (the “Effective Date”), and shall continue for a term of three (3) years, and thereafter the term shall be automatically renewed for additional one-year periods, unless ninety (90) days prior to the end of the initial term or of any one-year renewal period, as the case may be, either the Executive or the Company gives written notice to the other that the term is not to be renewed. Notwithstanding the foregoing, this Agreement may be terminated prior to expiration of the initial term or any one-year renewal period, as the case may be, as hereinafter provided in paragraph 7. The term during which this Agreement is in effect may hereinafter be referred to as the “Contract Term”.
3. Duties of Executive. The Executive shall perform those tasks, and discharge those duties, set forth in Exhibit A, attached hereto and incorporated herein by this reference during the Contract Term. The Executive shall report directly to the Board of Directors of the Company. Subject to the Executive’s full performance of his responsibilities hereunder, the Executive will be permitted to devote a portion of his time to areas not in conflict with clinical decision support.
Executive Employment Agreement

4. Base Salary.
(a) The Executive initially shall receive an annual base salary of $20,000 per month, for his services as the Company’s President and Chief Executive Officer.
(b) If during any fiscal quarter the Company achieves an increase in gross revenues of $1,000,000 or more above gross revenues achieved during the previous fiscal quarter, the Executive shall receive an increase in monthly base salary of $5,000 over his previous monthly salary.
(c) It is agreed by the parties hereto that the Executive’s base salary shall be reviewed for potential increases before the end of the initial Contract Term. Except as provided in paragraph 4(b), it is understood by the parties hereto that there is no obligation on the part of the Company to increase the Executive’s base salary at such time. However, the Executive’s base salary shall be reviewed and may be increased based upon performance, generally prevailing industry compensation practices and other relevant factors deemed reasonable by the Company’s Board of Directors.
5. Incentives.
(a) Subject to paragraph 7, in addition to the base salary described in paragraph 4, the Executive shall be entitled to receive as a performance bonus for the period commencing on the Effective Date through December 31, 2010 (the “Initial Bonus Period) those amounts (the “Bonus”) payable to the Executive pursuant to the following:
(1) If the Company is profitable during the Initial Bonus Period on a net income basis according to the generally accepted accounting principals, including the cost of the bonus, the Company will pay the Executive a $120,000 bonus, and
(2) The Company may pay the Executive a separate bonus of up to $60,000, based on the Compensation Committee’s reasonable determination that the Executive has met one or more of the following critical goals during the Bonus Period ending December 31, 2010:
(i) Hired a qualified COO, CFO, or CTO; and
(ii) such additional goals as may be established by the Compensation Committee.
(b) Subject to paragraph 7, in addition to the base salary described in Section 4, for any twelve (12) month calendar period following the Initial Bonus Period (each a “Subsequent Bonus Period”), the Executive shall be eligible for such bonus compensation as is competitive for similarly situated executives in the Company’s industry, as determined by the Compensation Committee in its reasonable discretion.
Executive Employment Agreement

(c) Any Bonus payable to the Executive pursuant to paragraph 5(a) or 5(b) shall be paid within thirty (30) days after the expiration of the Initial Bonus Period or Subsequent Bonus Period (each a “Bonus Period”) to which such Bonus relates.
(d) Excerpt as otherwise provided in paragraph 7(d), in the event this Agreement is terminated during, but prior to the expiration of a Bonus Period, the Bonus payable to the Executive for such Bonus Period, if any, shall be prorated based on the period that this Agreement was in effect during such Bonus Period.
(e) the Company shall grant the Executive a qualified incentive stock option to purchase 100,000 shares (on a post-split basis) shares of the Company’s common stock. Such option shall be granted as soon as reasonably practicable after the date of this Agreement. The exercise price of such option shall be equal to the fair market value of such stock on the later of (i)the date of grant or (ii)the first day of the Executive’s Employment. The term of such option shall be 10 years, subject to earlier expiration in the event of the termination of the Executive’s employment. Such option shall be immediately exercisable, but the purchased shares shall be subject to repurchase by the Company at the exercise price in the event that the Executive’s employment terminates before he vests in the shares. The grant of such option shall be subject to the other terms and conditions set forth in the ASI Technology Corporation 2010 Stock Plan and in the Company’s standard form of Stock Option Agreement.
6. Benefits.
(a) Benefit Plans. During the Contract Term, the Executive shall be entitled to participate at the highest level in all of the Company’s employee benefit plans or arrangements (including but not limited to incentive stock option plans, life insurance plans, all surgical, medical, dental and hospital expense benefit plans, long-term disability plans, retirement-income plans, 401(k) plans, and profit sharing plans) that are in effect during the Contract Term and to receive benefits thereunder on a basis consistent with the overall administration of the plans. Any payments provided for in this paragraph 6 shall not be included in determining any Bonus payable under paragraph 5.
(b) Vacation and Sick Leave.
(1) The Executive shall be entitled to vacation leave of at least four (4) weeks at full pay during each year of the Contract Term and may carry over up to one (1) week of unused vacation time from one year to the next year. The time for such vacation shall be selected by the Executive. Any accrued and unused vacation time shall be paid upon termination of employment.
(2) The Executive shall be entitled to fully paid sick leave of at least two (2) weeks per year payable and administered in accordance with the Company’s policy to be established with respect thereto.
Executive Employment Agreement

(c) Reimbursement of Business Expenses. The Company shall reimburse the Executive for all reasonable business expenses incurred by the Executive in conducting the business of the Company, including reimbursement by the Company for use of the Executive’s automobile for the Company’s business pursuant to the cents per mile reimbursement rate as established from time to time by the Internal Revenue Service, expenditures for entertainment, gifts and travel, provided that the Executive furnishes to the Company adequate records and other documentary evidence required by federal and state statutes and regulations issued by the appropriate taxing authorities for the substantiation of each such expenditure as an income tax deduction.
(d) Perquisites.
(1) Also included in potential reimbursable expenses for purposes of subparagraph 6(c) are expenditures for travel to seminars, Board of Directors meetings, conventions and other similar events, civic clubs and related expenditures with respect thereto including dues and meals. Amounts reimbursed to the Executive for such business expenses are not to be considered taxable compensation to the Executive, but are expenditures by the Company for the convenience and benefit of the Company.
(2) The Company shall also reimburse the Executive for all fees and dues related to memberships in professional organizations, as from time to time approved by the Company’s Board of Directors, and all expenses related to such memberships.
(e) Other Benefits. The Company may from time to time provide and pay other fringe benefits to the Executive and the Executive shall be entitled to participate during the Contract Term in any other benefit plans that may be made available to executive personnel of the Company generally after the commencement of the Contract Term.
7. Termination of Agreement.
(a) Automatic Termination. This Agreement shall terminate immediately on the occurrence of either of the following events:
(1) The death of the Executive.
(2) The Executive has been adjudicated by a court of competent jurisdiction to be insane, incompetent and/or unable to manage his affairs properly.
(b) Termination for Cause: In the event any of the following occurs, the Company shall have the right to terminate this Agreement immediately upon giving the Executive advance written notice of such termination:
(1) The breach of Section 8 of this Agreement by the Executive which has a material adverse effect on the Company and which is not or cannot be cured within thirty (30) days after notice from the Board of Directors of the Company thereof,
Executive Employment Agreement

(2) The continuous material neglect by the Executive of his employment duties as determined by at least 75% of the members of the Board of Directors of the Company that the Executive is not performing his duties under this Agreement after the Board of Directors of the Company has delivered to the Executive written notice which specifically identifies the manner in which the Board believes he is not performing his duties and which is not or cannot be cured within 15 days after such written notice is delivered to the Executive, or
(3) The Executive commits any acts of gross negligence, dishonesty, fraud, misrepresentation, disclosure of Confidential Information (as defined in paragraph 8) that would be detrimental to the Company if disclosed, illegal substance abuse, habitual drunkenness or any other acts involving moral turpitude which would, as determined by the Company’s Board of Directors, substantially prevent the effective performance of the Executive’s duties under this Agreement.
(c) Termination Upon Disability. In the event the Executive, as a result of a physical or mental disability, has been unable to perform his duties under this Agreement on a full time basis for a period of six (6) consecutive months, the Company may terminate this Agreement upon giving the Executive thirty (30) days advance written notice of such termination unless, prior to expiration of such thirty (30) day period, the Executive resumes performance of his duties on a full time basis.
(d) Compensation Upon Termination for Cause. In the event of the termination of this Agreement for any of the reasons set forth above in subparagraphs 7(a), 7(b) or 7(c), the Executive shall be entitled to the base salary earned by him prior to the date of termination as provided for in this Agreement computed pro rata up to and including the date of termination, but shall not be entitled to any Bonus which might otherwise be payable to the Executive for the Bonus Period in which this Agreement is terminated.
(e) Discretionary Termination
(1) Notwithstanding any other provision in this Agreement to the contrary, the Company may terminate this Agreement: (i) upon determination to terminate the Executive by at least 75% the members of the Board of Directors; and (ii) and after giving to the Executive thirty (30) days advance written notice of such termination. In the event the Executive ceases to own at least 10% of the outstanding common stock of the Company, the restriction on termination set forth in (i) above will cease to apply.
(2) In the event the Company terminates this Agreement pursuant to paragraph 7(e)(1), the Company shall pay to the Executive or, in the event of the Executive’s death subsequent to termination of this Agreement, to the Executive’s estate, a monthly sum equal to the highest monthly rate of base salary paid to the Executive during the Contract Term pursuant to paragraph 4 of this Agreement. Such payments shall commence on the last day of the month next following the termination of employment of the Executive and shall continue until the last day of the twelfth (12th) full calendar month immediately following the termination of employment of the Executive.
Executive Employment Agreement

(f) Termination by Executive for Cause.
(1) In the event the Company fails to make any payment of base salary or Bonus to the Executive within thirty (30) days after such payment is due, the Executive may terminate this Agreement, upon giving to the Company thirty (30) days advance written notice of such termination; provided, however, the Executive shall not be entitled to terminate this Agreement pursuant to this subparagraph 7(f) if the Company makes such overdue payment to the Executive prior to expiration of the thirty-day notice period. Any notice given to the Company pursuant to this subparagraph 7(f) shall indicate the reason for termination and the amount of the overdue payment.
(2) In the event this Agreement is terminated pursuant to subparagraph 7(f)(1), the Executive shall be entitled to the base salary earned by him prior to the date of termination as provided for in paragraph 4 of this Agreement computed pro rata up to and including the date of termination plus liquidated damages as if the Executive’s employment had been terminated without cause in accordance with paragraph 7(e) and any Bonus payable to the Executive in accordance with paragraph 5.
8. Nondisclosure of Confidential Information. The Executive agrees that during the Contract Term, and at all times thereafter, any data, figures, projections, estimates, customer lists, tax records, personnel histories and records, information regarding sales, information regarding properties and any other information regarding the business, affairs, operations, properties or personnel of the Company (collectively referred to herein as the “Confidential Information”) disclosed to or acquired by the Executive shall be held in confidence and treated as proprietary to the Company, and the Executive agrees not to use or disclose any Confidential Information without the prior written consent of the Company; provided, however, that no such prior written consent shall be required for the disclosure and use by the Executive of Confidential Information to promote and advance the business interests of the Company or in response to any lawful process of a court or government agency, whether state, federal or local, such as a subpoena, summons, discovery request in the course of a court or administrative proceeding, which requires the Executive’s response, whether sworn or unsworn, or when a response is otherwise required by applicable law.
Executive Employment Agreement

9. Change in Control.
(a) In the event (i) the Company merges into or consolidates with another entity, or is subject in any way to a transfer of a substantial amount of its assets, resulting in the assets, business or operations of the Company being controlled by an entity or individual other than the Company (a “Change of Ownership”), or there occurs any “Change in Control” (as defined below) of the Company, and (ii) there is a significant change in the nature and scope of the duties and powers of the Executive, as outlined in paragraph 3, or the Executive reasonably determines that, as a result of the occurrence of one or more of the events described in subparagraph 9(a)(i), he is unable to exercise or perform the powers, functions or duties as set forth in this Agreement or the Executive has “good reason” to terminate, as that term is defined in subparagraph 9(c), then the Executive shall be entitled, upon giving thirty (30) days advance written notice to the Company, to terminate this Agreement and shall within 90 days after the effective date of such termination, receive a lump sum amount equal to his base salary for twelve (12) months at the rate in effect on the date such notice is given to the Company. The Executive shall also be entitled to any Bonus payable to the Executive in accordance with paragraph 5. In addition, the Executive shall be entitled to any money earned by the Executive under any Company long-term incentive plan which would have become available following the date of termination of this Agreement by the Executive.
(b) A “Change in Control” shall be deemed to have taken place if (i) a third person, including a group of individuals or entities, becomes the beneficial owner of shares of the Company having fifty (50%) percent or more of the total number of votes that may be cast for the election of Directors of the Company, or (ii) as a result of, or in connection with any cash tender or exchange offer, merger, consolidation or other business combination, or sale of assets, or any combination of the foregoing events, the persons who are directors of the Company before the occurrence of such event or events cease to constitute twenty-five (25%) percent of the Board of Directors of the Company.
(c) For purposes of paragraph 9(a)(ii) the Executive shall be deemed to have “good reason” to terminate his employment with the Company pursuant to paragraph 9(a)(ii) if any of the following events occurs without the Executive’s express written consent:
(1) The assignment to the Executive of any duties materially inconsistent with the Executive’s position, duties, responsibilities, and status with the Company immediately prior to the Change in Control or Change of Ownership;
(2) A material change in the Executive’s reporting responsibilities, titles or offices as in effect immediately prior to the Change in Control or Change of Ownership, or any removal of the Executive from or any failure to re-elect the Executive to such office, unless such removal or failure to elect is for cause.
(3) A reduction in base salary under the Executive’s wage and salary program in effect immediately prior to the Change in Control or Change of Ownership.
(4) A failure by the Company to continue any incentive programs for executives applicable to the Executive immediately prior to the Change of Control or Change of Ownership, the effect of which failure would be to materially reduce the incentive compensation which would be payable to the Executive but for discontinuance of such programs.
Executive Employment Agreement

(5) The Executive is requested without his consent to relocate his office to a location more than One Hundred (100) miles from its location immediately prior to the Change in Control or Change in Ownership.
(6) the event the Executive consents to any relocation of his office and such relocation necessitates the Executive moving from his then current residence (the “Prior Residence”), the failure by the Company to pay or reimburse the Executive for all reasonable moving expenses incurred with respect to a new residence (“New Residence”) and to indemnify the Executive against any relocation loss incurred by the Executive in relocating to his New Residence which loss shall be the amount, if any, by which the actual sales price of the Prior Residence is exceeded by the higher of the Executive’s aggregate investment in the Prior Residence or the fair market value of the Prior Residence as established by an independent appraiser designated by the Executive and acceptable to the Corporation.
(7) Failure of the Company to continue in effect any benefit or compensation plan or arrangement in which the Executive was participating immediately preceding the Change in Control or Change of Ownership, or the taking of any action by the Company not required by law which would adversely affect the Executive’s participation in or materially reduce Executive’s benefits from such a plan.
10. Termination Payment Maximum. If any payments under this Agreement, when aggregated with any other Company payments to the Executive from other policies, plans and agreements of the Company that are deemed to constitute “golden parachute” payments (as defined in Section 280G of the Internal Revenue Code of 1986, as amended) (“Code”), exceed the maximum amount of golden parachute compensation under Sections 280G and 4999 of the Code that may be paid without tax penalties to the Executive and the loss or partial loss of the compensation tax deduction to the Company, then the Executive shall specify which of his payments shall be reduced until his aggregate golden parachute compensation reaches the highest amount permissible without triggering tax penalties to the Executive and the loss or partial loss of the compensation tax deduction to the Company under Code Sections 280G and 4999; provided, however, that when the Executive designates which of his Company golden parachute payments shall be reduced to meet the limitations under Code Sections 280G and 4999, no change in the timing of the payments shall be made without the consent of the Company.
11. Post-Termination Obligations. The Company and the Executive covenant and agree:
(a) That the Executive shall not, for the twelve (12) months following the date of termination of this Agreement, either directly or indirectly as an agent, employee, consultant, investor or owner, unless acting with the prior written consent of the Board of Directors, associate himself with any other entity which directly competes with the Company, nor will the Executive divert or attempt to divert from the Company any business whatsoever by influencing or attempting to influence any customers of the Company within any jurisdiction within which the Company or any subsidiary thereof provides clinical decision support or service, or within any county contiguous thereto;
Executive Employment Agreement

(b) That a breach of the obligations imposed on the Executive in this paragraph 11 regarding competition with the Company may not be one which is capable of being easily measured by monetary damages. Consequently, the Executive specifically agrees that this paragraph 11 may be enforced by injunctive relief. Further, the Executive specifically agrees that, in addition to such injunctive relief, and not in lieu of it, the Company may also bring suit for damages if such is incurred by the Company as a result of a breach of the Executive’s obligations under this paragraph 11; and,
(c) That in the event a court of competent jurisdiction finds any of the provisions of this paragraph to be so overbroad as to be unenforceable, it is the parties’ intention that such provision be reduced in scope by the court, but only to the extent deemed necessary by the court to render the provision reasonable and enforceable, keeping in mind that it is the Executive’s intention to give the Company the broadest possible protection against harmful future competition.
(d) Notwithstanding the foregoing, the Executive shall be permitted to continue or expand his not-for-profit endeavors on behalf of the Robertson Research Institute without being found in violation of this paragraph 11.
12. Settlement of Controversy and Expenses.
(a) Any dispute or controversy arising under or in connection with this Agreement shall be settled exclusively by arbitration in Michigan in accordance with the Voluntary Labor Arbitration Rules of the American Arbitration Association then in effect. The arbitrator shall be chosen mutually by the parties and shall not have jurisdiction or authority to change, add to or subtract from any of the provisions of this Agreement. The arbitration decision shall be final and binding and judgment may be entered on the arbitrator’s award in any court having jurisdiction.
(b) In the event proceedings are brought to enforce any provision in this Agreement and the Executive prevails, then he shall be entitled to recover from the Company his reasonable costs and expenses of the proceeding, including reasonable fees and disbursements of counsel and what would otherwise be the Executive’s portion of the costs of arbitration. If the Company prevails, then each party shall be responsible for his/its respective costs, expenses and attorneys fees and the costs of arbitration shall be equally divided. In the event it is determined that the Executive is entitled to compensation, legal fees and expenses hereunder, he also shall be entitled to interest thereon, payable to him at the prime rate of interest of 7% per annum, as in effect from time to time during the period from the date such amounts should have been paid to the date of actual payment. For purposes of determining the date when legal fees and expenses are payable, such amounts shall not be due until 30 days after notification to the Company of such amounts.
Executive Employment Agreement

13. Successors; Binding Agreement.
(a) The Company shall require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company, by agreement in form and substance satisfactory to the Executive, to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform this Agreement if no such succession had taken place. As used in this Agreement, “the Company” shall mean the Company as hereinbefore defined, and any successor to its business and/or assets as aforesaid, which successor executes and delivers the agreement provided for in this Section 13 or which otherwise becomes bound by all the terms and provisions of this Agreement by operation of law.
(b) This Agreement and all rights of the Executive hereunder shall inure to the benefit of and be enforceable by the Executive’s personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees.
14. Notices. Any notices to be given hereunder by either party to the other may be effected either by personal delivery in writing or by mail, registered or certified, postage prepaid with return receipt requested. Mailed notices shall be addressed to the parties at the following addresses, but each party may change his address by written notice in accordance with this paragraph. Notices delivered personally shall be deemed communicated as of actual receipt; mailed notices shall be deemed communicated as of two (2) days after mailing.
To the Company:
ASI Technology Corporation
4215 Fashion Square Blvd., Suite 3
Saginaw, Michigan 48603
Attention: Chairman of the Board
To Executive:
Dr. Joel Robertson
3555 Pierce Road
Saginaw, Michigan 48604
Executive Employment Agreement

15. Entire Agreement. This Agreement supersedes any and all other agreements, either oral or in writing, between the parties hereto with respect to the employment of the Executive by the Company and contains all of the covenants and agreements between the parties with respect to such employment in any manner whatsoever. Each party to this Agreement acknowledges that no representations, inducements, promises, or agreements, orally or otherwise, have been made by any party, or anyone acting on behalf of any party, which are not embodied herein, and that no other agreement, statement, or promise not contained in this Agreement shall be valid or binding. Any modification of this Agreement will be effective only if it is in writing signed by the party to be charged. This Agreement shall be governed by and construed in accordance with the laws of the State of Michigan.
16. Partial Invalidity. If any provision in this Agreement is held by a court of competent jurisdiction to be invalid, void, or unenforceable, the remaining provisions shall nevertheless continue in full force without being impaired or invalidated in any way.
[Signature page follows]
Executive Employment Agreement

IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the date first above written.

ASI Technology Corporation a Nevada corporation
By:	/s/ Gerald Ehrens
Gerald Ehrens, Director

/s/ Joel C. Robertson
Dr. Joel Robertson
Executive Employment Agreement

EXHIBIT A
Duties and Tasks of Executive
1.	Job Title: President and Chief Executive Officer.
2.	Major Goals and Responsibilities:
•	Directs, administers and coordinates the activities of the Company in accordance with policies, goals and objectives established by the Company’s Board of Directors.
3.	Essential Activities:
•	Guides and directs the members of management in the development, production, promotion, and sale of the Company’s products throughout the marketing area.

•	Directs corporate operations to achieve budgeted profit results and other financial criteria and to preserve the capital funds invested in the Company’s operations.

•	Participates in the development and preparation of short-term and long-range plans and budgets based upon the broad corporate goals and growth objectives of the Company.

•	Develops and maintains a sound plan of corporate organization. Establishes policies to insure adequate management development and to provide for capable management succession. Recommends changes in corporate organization as required by the development and growth of the Company.

•	Directs the development and installation of corporation procedures and controls to promote communication and adequate information flow and thereby solidify management control and direction of the Company’s operations.

•	Develops and establishes corporate operating policies consistent with the Company’s policies and objectives and insures their adequate execution.

•	Appraises and evaluates the results of overall operations in a regular and systematic manner.

•	Delegates portions of activities, responsibilities, and authorities, as necessary and desirable, to corporate staff and to general managers. Insures that the responsibilities, authorities, and accountability of all direct subordinates are defined and understood.

•	Insures the development and establishment of adequate and equitable personnel policies, salary administration policies, and employee benefit plans throughout the Company.
Executive Employment Agreement

•	Insures sound services and working relationships with key staff of important customers and service providers such as consultants, legal counsel, advertising agencies, auditing firms and brokerage firms, and with outside public and governmental bodies.

•	Insures that all corporate activities and operations are carried out in compliance with local, state and federal regulations and laws governing business operations and directs the maintenance of corporate records.

•	Directs and personally participates in acquisition and growth activities, including investigations, evaluations, and negotiations, in accordance with corporate objectives and plans established by the Board of Directors.

•	Assumes other special activities and responsibilities from time to time as directed by the Board of Directors.

•	Supervises and evaluates staff.
Executive Employment Agreement